UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Delaware	91-1351852
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1918 South 16th Avenue, Yakima, WA 98903

(Full mailing address of principal executive offices)

(509) 248-9491

(Issuer’s telephone number, including area code)

In this report, the term “Cub Crafters” or “the company” refers to Cub Crafters, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits.

Results of Operations

Six-month period ended June 30, 2023 compared to the six month period ended June 30, 2022

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre- owned aircraft sales generated $18,141,130 for the six-month period ended June 30, 2023 (“Interim 2023”), approximately a $2,853,293 increase from $15,287,836 the six-month period ending June 30, 2022 (“Interim 2022”). The increase in revenue was primarily a result of several factors: approximately a 7% productivity increase (more aircraft certified), realization of prior pricing changes, a product-mix order shift to newer/higher priced aircraft models such as nose gear-equipped XCubs, and adjusted pricing for economic impacts.

Cost of Sales

Cost of sales consists of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute aircraft products. The cost of sales increased approximately $2,594,616 to $13,873,163 for Interim 2023 from $11,278,547 for Interim 2022. Cost of sales increased due to: rapid inflation of purchased parts and raw materials (12% to 59% cost increases realized), drastic lead time increases for multiple key suppliers, continued supply chain disruptions causing production interruptions, approximately a 10% increase in the number employees, and nearly a 4% increase in average wages.

Operating Expenses

The company recorded an increase of $1,642,659 in total operating expenses to $5,461,395 for Interim 2023 versus $3,818,736 for Interim 2022. Operating expenses for labor, payroll taxes and fees, and employee benefits increased nearly $400k for Interim 2023 versus Interim 2022. Advertising, marketing, and sales related costs increased approximately $443,722, from $336,796 for Interim 2022 to $780,518 for Interim 2023. Contracted services increased $209,363 from $98,916 for Interim 2022, to $307,979 for Interim 2023. Additionally, rent and utilities increased 13.1% and 20.0% respectively.

Net loss

As a result of the foregoing, the company’s net loss for Interim 2023 was $1,273,187 versus income of $141,541 for Interim 2022.

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Liquidity and Capital Resources

As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. As of June 30, 2023, the company had approximately $4,524,385 in cash and cash equivalents. As of December 31, 2022, the company had approximately $8,026,052 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (defined below), Regulation CF Offering (defined below) and Regulation D Offering (defined below), together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2024. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). We are offering to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of June 30, 2023, the company sold 669,602 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $3,028,722. Subsequent to June 30, 2023, the company has sold 45,285, 18,455 and 0 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $320,600.

Inventory

As of December 31, 2022, the company held $16,895,253 in net inventory. During the six-month period ending June 30, 2023 the company increased net inventory by an additional $109,861 to $17,005,114, an increase of less than 1%. Hence, a portion of cash reserves were deliberately converted to inventory, as inflationary protection for anticipated purchase goods and material costs escalation during 2022 and 2023.

Liabilities

The company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 18, 2024 and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2022 and at June 30, 2023 was $420,000. The interest expense incurred by the company for the year ended December 31, 2022 was approximately $20,000 and for Interim 2023 was approximately $18,800. Additionally, the company had a promissory note payable with Wells Fargo Bank for a $430,915 as of December 31, 2023. The balance outstanding on the loan was $430,915 at December 31, 2022. The company entered into a promissory note with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $809,124 at December 31, 2022 and at June 30, 2023 was $772,969. Finally, the company entered into another promissory note with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%.

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000 for the office space and $6,987.63 for the hangar. The agreement matures January 2029. The company expects to pay $156,000 per year over the course of the Agreement.

The company entered into a third party building lease which ends in March 2027. Total rent expense for the year ended for this lease was approximately $209,000 for the year ended December 31, 2021 and for Interim 2022 was

$107,316.

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Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ended December 31:

2023	$188,695
2024	384,936
2025	392,635
2026	400,588
2027	409,000
Thereafter	4,839,022

$6,614,876

Equipment Leases

During the six months ended June 30, 2023, the company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the company will own the equipment at the end of the lease.

The future minimum payments on the capital lease obligations are as follows:
Amount as of June 30, 2023

2022	$229,183
2023	256,604
2024	247,073
2025	226,644
2026	219,352
2027	195,074
Total capital lease	1,373,930

Less: Interest expense	(179,985)
Total capital lease obligation	1,193,945
Less: current portion	(217,724)
Capital lease – long term	$976,221

The interest expense incurred by the company during Interim 2023 was approximately $20,000.

Grant Income

The company received no grant income during Interim 2023.

Trend Information

•

As a result of productivity gains and slight softening in the sales demand, order backlog was reduced from approximately 24 months to 19 months as of June 30, 2023. General Aviation Manufacturers Association (GAMA) reported piston powered aircraft shipments through the second quarter of 2023, when compared to the same period in 2023, increased 11.4%.*

•

Through a collaboration with Rotax engines, launching their brand new 916is engine, the company announced a new aircraft model denoted the Carbon Cub UL, intended to expand international sales. A prototype was built and displayed at the Sun ‘N Fun air and trade show in April, 2023. Multiple orders were received and dealer demonstration aircraft will commence production in September, 2023, with first customer deliveries scheduled for the first quarter of 2025.

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•	Average total employment increased from approximately 200 as of June 30, 2022 to 220 as of June 30, 2023, primarily intended to increase throughput in composites fabrication center, final assembly and completion operations to bring increased annual production. Adversely, on-time delivery performance from key suppliers was as low as 24% for landing gear, engines, propellers, and various system components during the period, thereby impeding assembly production operations.

•	Continually extended supplier lead times, and arising supply interruptions, necessitated higher product purchase quantities than desired for lean operations. Hence, increased inventory levels were necessitated for production supply, similar to what was required to endure post-pandemic conditions. While critical 2022 engine shortages with one vendor have been corrected, other key powerplant providers have been delivering merely 40% of orders on time, which has also resulted in production delays.

•	Rapid inflation continues, driving higher COGS and reducing income margins. Across the board cost inflation of purchased materials and goods has ranged on average from 5% to 21%, continuing the trend from the previous year.

•	The company intends to further prioritize growth and throughput of its aftermarket repair service profit centers, which has maintained a backlog of major repair and alteration orders. Additionally, production operation efficiency gains through automation and tooling improvements are in process.

•	New product development and R&D projects are continuing. Among them, the company obtained a patent for new technology utilizing electric motors, batteries, and leading-edge wing devices that could significantly decrease takeoff and landing distances for aircraft. NASA has granted two rounds of research funding through the SBIR/STTR programs to support ongoing development. Flight testing completed in June, 2023 yielded promising results, which is expected to lead to further development and fundraising opportunities.

* General Aviation Manufacturers Association, General Aviation Aircraft Shipment Report 2023 Second Quarter. Rue de la Loi 67 | Brussels 1040 | Belgium 1400 K Street NW, Suite 801 | Washington, DC 20005 | USA

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ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Consolidated Financial Statements and Notes

Cub Crafters, Inc.

January 1, 2023 to June 30, 2023

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Cub Crafters, Inc
Mid year Financials to SEC

Crafters, Inc.
Consolidated Balance Sheets
For June 30,2023 and December 31, 2022

	6/30/2023	12/31/2022
Assets:
Current Assets:
Cash & Equity	$4,524,385	$8,026,052
Receivables	1,561,471	1,040,117
Costs & estimated earnings in excess of billings on uncompleted contracts	1,313,811	991,914
Employee Retention Credits Receivable	0	2,500,023
Inventories	17,005,114	16,895,253
Income Tax receivable	416,258	60,390
Other Assets	3,113	140,439
Total Current Assets	24,824,152	29,654,188

Long Term Assets:
Property & Equip	1,658,396	1,405,343
Intellectual Properties	309,806	309,806
Right of Use	4,050,415	4,023,232
Total Plant Property & Equipment	6,018,617	5,738,381
Total Assets
	30,842,768	35,392,569

Liabilities & Equity:
Current Liabilities:

Payables	1,341,570	2,037,550
Customer Deposits	12,087,651	16,135,847
Line of credit	420,000	420,000
Short Term Lease Liabilities	229,183	356,805
Notes payable current portion	184,650	107,729
Finance leases current portion	250,000	239,905
Accrued Expenses	1,084,069	1,201,729
Total Current Liabilities	15,597,123	20,499,565

Long Term Liabilities:
Long-Term Debt	1,988,630	1,943,507
Lease Liabilities, net of current Portion	2,498,801	2,609,360
Long Term Deferred Tax Liability	0	0
Total Long Term Liabilities	4,487,431	4,552,867

Total Liabilities	20,084,554	25,052,432
Equity:
Common Stock Par Value @.0001	3,056	3,030
Additional Paid Capital	3,778,282	2,087,044
Retained Earnings	8,250,064	8,250,063
YTD Profit/(Loss)	-1,273,188
Total Equity	10,758,214	10,340,137

Total Liabilities & Equity	$30,842,769	$35,392,569

See accompanying notes to the consolidated financial statements.

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Cub Crafters, Inc
Mid year Financials to SEC

Cub Crafters, Inc.
Consolidated Statements of Operations
For June 30, 2023 and June 30,2022

	6/30/2023	6/30/2022

Sales	18,141,130	15,287,837
Cost of Sales	13,873,163	11,278,547
Gross Profit	4,267,967	4,009,290

Operating Expenses:
Salaries and wages	2,581,153	1,409,546
General and Administrative expenses	2,132,545	1,460,031
Research and development	331,318	528,492
Rent	252,322	223,046
Depreciation and amortization	150,000	130,524
Warranty	14,057	67,097
Operating Expenses	5,461,395	3,818,736

INCOME FROM OPERATIONS	-1,193,428	190,554

Interest Income	87,577	7,638
Interest expense	-65,135	-32,394
Other expense (net)	-57,318	15,611
Other Income & Expense	-79,760	-9,146

Income Before Taxes	-1,273,188	181,409

Estimated Income Tax	0	-39,868

Income After Taxes	-1,273,187	141,541

See accompanying notes to the consolidated financial statements.

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Cub Crafters, Inc.
Statement of Changes in Stockholders' Equity
For June 30, 2023 and December 31, 2022

					Additional
	Series A Preferred Stock		Common Stock		Paid In	Retained
	Shares	Par	Shares		Capital	Earnings	Total Equity

Balance, December 31, 2022	1,301,034	130	29,000,000	$2,900	$2,087,044	$8,250,063	$10,340,137

Reg A Offering Net of Issuance Costs	260,435	27			1,343,043		1343070

Reg D Offering Net of Issuance Costs	88,611	9			443,046		443055

Reg CF Offering Net of Issuance Costs	19,522	2			90,586		90588

Issuance Costs					-185,449		-185449

Net Income						-1273187	-1273187

Balance June 30, 2023	1,669,602	168	29,000,000	$2,900	$3,778,270	$6,976,876	$10,758,214

See accompanying notes to the consolidated financial statements.

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Cub Crafters, Inc
Mid year Financials to SEC

Cub Crafters, Inc.
Statement of Cash Flows
June 30, 2023 and December 31, 2022

	6/30/2023	12/31/2022
Cash from operating Activities:
Net Income	-$1,273,188	$2,521,212
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation expense	150,000	307,718
Deferred taxes	0	-49,874
Bad debt expense	172,173	264,892
Increase (decrease) in cash due to changes:
Accounts receivable	-843,241	-919,755
Employee retention tax credits	2,500,023	-2,500,023
Inventories	-109,861	-6,680,084
Prepaid Expenses	-267,858	696,344
ROU assets and lease liabilities, net	-265,364	9,193
Accounts payable	-443,514	721,475
Accrued liabilities	-216,697	69,529
Customer deposits	-4,048,196	3,190,319
Net cash (used in) provided by operating activities	-4,600,616	-2,369,054

Cash flows from investing activities
Purchase of property and equipment	-251,809	-517,054
Purchase of intangible asset	0	-300,000
Net cash used by investing activities	-251,809	-817,054

Cash flows from financing activities:
Payments on finance leases	-324,358	-219,746
Proceeds from Reg A Series A Preferred stock issuances	1,363,077	1,481,651
Proceeds from Reg D Series A Preferred stock issuances	443,055	0
Proceeds from Reg CF Series A Preferred stock issuances	90,588	0
Stock issuance costs	-185,449	-144,221
Line of credit	0	275,000
Payments on notes payable	-36,155	-88,110
	1,350,758	1,304,574

Net increase (decrease)	-3,501,667	-1,881,534
Cash and Equivalents beginning of year	8,026,052	9,907,586
Cash and cash equivalents	$4,524,385	$8,026,052

See accompanying notes to the consolidated financial statements.

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Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note A – Organization and Description of Business

The consolidated financial statements include the accounts of Cub Crafters, Inc.: Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC and Cub Crafters Avionics, LLC. (together the Company).

•	Cub Crafters Group is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.

•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

•	Cub Crafters Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.

•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

All activities related to Cub Crafters Services, LLC were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries as discussed in Note A. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards Adopted

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in Accounting Standards Codification (“ASC”) 842. Accordingly, the Company accounted for its existing capital leases as finance lease wherein the related leased assets with carrying value of approximately $858,569 were reclassified out of property and equipment and transferred to right-of-use asset on January 1, 2022 (see Note H). Meanwhile, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $3,300,000, which represents the present value of the remaining lease payments of approximately $3,800,000, discounted using the risk-free rate of 1.79%, and (b) a right-of-use asset ("ROU") approximately of $3,300,000 (see Note K).

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Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note B – Significant Accounting Policies (continued)

Recently Issued Accounting Standards Adopted (continued)

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at two financial institutions. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of June 30, 2023 and December 31, 2022, cash balances exceeded FDIC insurance limits by approximately $4,024,385 and $7,526,052 respectively. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable, Net

The majority of the Company’s revenue is generated on a prepayment basis, the Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer's ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of June 30, 2023 and December 31, 2022, there was an allowance for doubtful accounts of approximately $169,000 and $342,000 respectively.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were no reserves recorded as of June 30, 2023 and December 31, 2022.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets, Net

Intangible assets, including acquired purchased contracts, are recorded at cost and are depreciated using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long lived assets policy noted below.

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Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note B – Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An assets group is the lowest level for which its cash flows are independent of the cash flows of other assets groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the six months ended June 30, 2023 and the year ended December 31, 2022.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances, customers will request assistance in building these kit planes for which there is a recognition of revenue at the time of shipment.

Builder Assist – these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of $67,000 at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000 final payment that is considered a progress payment. Once the plane has been granted a certificate of air worthiness the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its progress to completion for at each month end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company’s facility and built entirely by Company employees. The customer is required to make a deposit of $67,000 at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of $100,000 at the midpoint of the manufacturing process.

15

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note B – Significant Accounting Policies (continued)

Revenue Recognition (continued)

These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month’s end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Parts – are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs – Revenue is recognized at completion. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the six months ended June 30:

	2023	2022
Aircraft	$11,358,821	$9,636,747
Pre-packaged kits sales	3,356,239	2,928,872
Parts/ Services /Used Aircraft	3,426,070	2,722,218
	$18,141,130	$15,287,837

Concentration of Credit Risk

The Company’s five largest dealers accounted for 41% of revenues during the six months ended June 30, 2023. Of that amount 36% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As all aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 38% of total receivables of June 30, 2023, with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On June 30, 2023 and December 31, 2022, the Company determined it did not have any uncertain tax positions.

16

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note B – Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022 and June 30, 2023, the Company has no provisions for interest or penalties related to uncertain tax positions.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a commission on the operating entity’s export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the year ended December 31, 2022 and will likely do so again in 2023.

Grant Income

For each of the years ended December 31, 2022 and 2021, the Company received approximately $261,000 of grant income from the Department of Transportation’s Aviation Manufacturing Jobs Protection Program (“AMJP”). Under this COVID program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The Company applied for and was awarded $521,998 of which 50% ($260,999) was received in September 2021 and the other 50% ($260,999) was received in November 2022. No grant income was received for the six months ending June 30, 2023.

Note C – Inventories

The components of inventories at June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	Dec 31 2022
Parts and raw materials	$9,568,950	$9,913,946
Work in-process	3,620,023	3,215,730
Finished goods	$3,816,141	$3,765,579
	17,005,114	16,895,253

Note D – Property and Equipment, Net

Property and equipment consist of the following at December 31, 2022 and June 30, 2023:

	June 30, 2023	December 31, 2022	Useful Life (Years)
Leasehold improvements	$1,427,914	$1,427,914
Machinery and equipment	3,549,959	3,213,128	3 - 10
Buildings	481,221	506,367	39
Office furniture and equipment	120,709	120,709	3 - 10
Automobiles and trucks	203,281	137,059	3 - 10
	5,783,084	5,405,117
Less: Accumulated depreciation	(4,149,834)	(3,999,834)
	$1,633,250	$1,405,343

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company recorded depreciation expenses of approximately $150,000 and $307,718.

17

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note E – Intangible Assets

In 2022, the Company entered into an asset purchase agreement with a third-party seller for a total contract price of $300,000, which includes the seller’s rights, title, and interest in and to the intellectual property rights associated with the assets, which includes trade names, trademarks, trademark applications, patents, patents applications, copyrights and copyright applications.

The Company paid $50,000 and the outstanding balance of $25,000 is included as part of accounts payable in the accompanying consolidated balance sheet. As payment for the remaining balance, the Company agreed to pay the seller a royalty of $500 for each pair of aircraft skis sold and shipped starting the day after closing has occurred and assets are transferred until such time as the total amount of royalty payments made equals the remaining outstanding balance. The Company shall make royalty payments to the seller within 10 days following each fiscal quarter.

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2022 were as follows:

	Useful life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Intangible assets- license	10	$311,000	$(1,194)	$309,806

Estimated amortization expense for each of the following five years is as follows:

Years ending December 31:
2023	$30,000
2024	30,000
2025	30,000
2026	30,000
2027	30,000
Thereafter	159,806
$309,806

Note F – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the six months ended June 30, 2023 and the year ended December 31, 2022:

	June 30, 2023	Dec 31, 2022
Cost incurred on uncompleted jobs	$2,084,375	$1,265,394
Estimated earnings	3,131,661	1,785,730
	5,216,036	3,051,124
Less: Billings to date	(4,338,730)	(3,577,844)
	$(877,306)	$(526,720)

18

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note F – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period (continued)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at June 30, 2023 and December 31, 2022:

	June 30, 2023	Dec 31, 2022
Costs and estimated earnings in excess of billings on uncompleted contracts	$1,313,811	$991,913
Billings in excess of costs and estimated earnings on uncompleted contracts	(436,505)	(1,518,633)
	$(877,306)	$(526,720)

Note G – Customer Deposits

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement. Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances on June 30, 2023 and December 31, 2022 were approximately $12,087,651 and $16,135,847, respectively.

Note H – Finance Leases

The Company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying June 30, 2023 consolidated balance sheet as right-of-use asset (ROU) – finance lease.

The future minimum payments on the capital lease obligations at June 30, 2023 are as follows:

Amount
2023	$229,183
2024	256,604
2025	247,073
2026	226,644
2027	219,352
Thereafter	195,074
Total finance leases	1,373,930
Less: Interest expense	(179,985)
Total finance leases	1,193,945
Less: current portion	217,724
Finance lease – long term	$976,221

The interest expense incurred by the Company for the six months ended June 30, 2023 was approximately $20,000. As of December 31, 2022, the Company recorded ROU asset – finance lease of $1,204,002 and total lease liability of $1,186,656 based on the weighted average interest rate of 5.5% implicit in those finance leases.

19

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note I – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2024, and is secured by an aircraft inventory. The outstanding balance as of June 30, 2023 and December 31, 2022 was $420,000. The interest expense incurred by the Company for the six months ended June 30, 2023 and the year ended December 31, 2022 was approximately $18,803, and $20,000 respectively.

Note J – Notes Payable

The Company had a promissory note payable with Wells Fargo Bank with a principal balance as of December 31, 2022 of $430,915. This obligation was subsequently reconveyed to a related party (See note M).

Note K – Operating Leases

The Company leases multiple buildings and facilities under non-cancelable operating lease agreements that expire at varying times through January 2045.

The Company also leases other fixed assets on short term or month-to-month leases, which are expensed as incurred.

As of December 31, 2022, the Company recorded a right-of-use asset (ROU) of $2,956,972 and total lease liability of $2,966,165, discounted using the average risk-free rate of 1.79% at lease inception.

The ROU asset for the six months ended June 30, 2023 is summarized below:

Operating lease ROU asset	$3,313,549
Less accumulated reduction	(467,137)

Balance of ROU asset	$2,846412

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$3,313,549
Reduction of lease liability	(443,881)
Total	$2,869,668

As of December 31, 2022, the minimum lease payments under these leases are as follows:

Remaining 2023	$295,515
2024	410,431
2025	414,876
2026	363,508
2027	162,451
Thereafter	1,641,078
Total lease payments	3,289,859
Less: interest	(418,191)
Present value of lease payments	2,869,668
Less: current portion	(370,868)
Lease payments, net of current portion	$2,498,800

Total lease expense, including short term leases, for June 30, 2023 and 2022 was approximately $241,000 and $433,000, respectively.

20

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note L – Commitment and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note M – Related Parties

The Company rents hanger and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $12,988. The agreement matures January 2029. The Company expects to pay $155,856 per year over the course of the agreement (Note K).

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2023 and accrues interest at 4.25%.

In May of 2023 the company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026 and accrues interest at 50% payable in monthly installments.

Note N – 401(k) Plan

The Company sponsors a 401(k) retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $172,000 and $317,000 for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively.

Note O – Stockholder’s Equity

The classes of shares at December 31, 2022 were: Common Stock-Class A, Common Stock- Class B and Preferred Stock- Series A.

Common Stock- Class A and B -with a $.0001 par value,40,000,000 and 33,000,000 authorized, respectively. At December 31, 2022, the Company had 0 and 29 million shares issued and outstanding, respectively.

In August 2022, pursuant to Board approval and restatement of the Company’s Articles of Incorporation, the Company authorized a conversion of existing common stock into 580 common stock- Class B and 20 Series A preferred stock for each then outstanding common stock owned. This resulted in the issuance of 1 million Series Preferred A stock and 29 million Class B common stock.

Series A Preferred Stock -with a $.0001 par value, 10 million shares authorized. At June 30, 2023, the Company had 1,669,602 shares issued and outstanding.

21

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note O – Stockholder’s Equity (continued)

Liquidation preferences

Holders of Series A preferred stock shall be entitle to received out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stock holders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock – Class A shares at the conversion price. The conversion price is noted is determined by dividing the number of common stock- Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series A preferred stock.

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). We are offering to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of June 30, 2023, the company sold 669,602 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $3,028,722. Subsequent to June 30, 2023, the company has sold 45,285, 18,455 and 0 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $320,600.

In the six months ended June 30, 2023, the Company issued 260,435 Series A preferred stock pursuant to a Regulation A offering and received net proceeds of $1,157,621. Offering costs included and netted against the proceeds were $185,449.

In the six months ended June 30, 2023 the Company issued 88,611 Series A preferred stock pursuant to a Regulation D offering and received proceeds of $443,055.

In the six months ended June 30, 2023 the Company issued 19,522 Series A preferred stock pursuant to a Regulation CF offering and received proceeds of $90,588.

Distributions

The Board of Directors may, from time to time, authorize a distribution to the stockholders of proceeds available for distribution in respect of Preferred Stock and Common Stock to be distributed to the members pro rata in proportion to their applicable stocks.

The Company shall not declare, pay or set aside any dividends on stocks of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of stocks of Common Stock that would be held by each such holder if all stocks of Series A Preferred Stock were converted to Common Stock.

22

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note P – Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of June 30, 2023:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2019-2023	None

The income tax benefit (expense) consists of the following at December 31:

	2023		2022
Current:
Federal		-	$221,700
State			-
			221,700
Deferred:
Federal
State		-	-
			(49,874)
Total	$		$171,826

23

Cub Crafters, Inc. Notes to the Consolidated Financial Statements January 1, 2023 to June 30 2023

Note P – Income Taxes (continued)

No tax adjustments have been booked for June 30, 2023.

Note Q – Subsequent Events

There were no subsequent noteworthy events since June 30, 2023 through this date of September 26, 2023.

The Company has evaluated events and transactions for potential recognition or disclosure through September 26, 2023, the date that the financial statements were available to be issued.

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PART III

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here,
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here,
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here,
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here,
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here,

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	September 27, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer
Date: September 27, 2023

/s/ Richard Johnson
Richard Johnson, Principal financial officer and principal accounting officer
Date: September 27, 2023

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